August 28, 2025

Off The Hook YS Inc.

1701 Jel Wade Dr.

Wilmington, NC 28401

August 28, 2025

Attn: Eiko Yaoita Pyles, Anne McConnell, Kristin Baldwin and Erin Purnell

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	OFF THE HOOK YS INC.
Amendment No. 2 to Registration Statement on Form S-1 Filed August 8, 2025
File No. 333-288551
OFF THE HOOK YS INC.

Ladies and Gentlemen:

By letter dated August 25, 2025, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Off The Hook YS Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Registration Statement filed on August 8, 2025. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 2 to Registration Statement on Form S-1 Prospectus Summary

Corporate Structure and Background, page 8

1.	We note your response to prior comment 1; however, please more fully address the following:

●	Your response states management’s projected revenue in 2025 was 85.0% greater than in prior models, along with increases of 202.6% in 2026, 277.2% in 2027, 341.5% in 2028, and 407.6% in 2029. Explain management’s basis for its revenue projections as of each date, including the material estimates and assumptions underlying each set of revenue projections and the material changes in the estimates and assumptions that resulted in substantial increases in the revenue growth, quantifying where applicable.

Response: In Q3 2024 when Brian John was discussing future plans of Off the Hook Yacht Services with the leadership team, the business was being operated as a family-owned business, employing local talent, and providing a service to their community. The business was content with slower steady growth and profits limited by access to capital. The floorplan financing, or wholesale inventory, of the Company was personally guaranteed by the founder of the Company which limited the available capital and therefore limited growth of the business. After the December 6, 2024, agreement, the trajectory of the Company changed when plans were introduced that would turn the Company into an acquisitive and technology driven Company but also improve its financial position by expanding and improving the floorplan financing structure. The purpose of this analysis is to compare two possible scenarios post December 6, 2024: Scenario A where the Company changes its growth strategy as discussed above, and Scenario B where the Company continues to operate as it has historically been operated.

Scenario A begins a fiscal year analysis at the assumed Initial Public Offering (“IPO”) date of September 2025 and looks forward. The IPO provides sufficient capital to allow the Company to execute on its plan, provide scalability and allows for accretive acquisitions. See below for a detail of the build-up of these financial projections and the key drivers of growth.

Scenario B is the scenario that is consistent with Company expectations pre December 6, 2024. Scenario B is the fiscal year analysis that was completed to determine the fair market value of the Company after we changed the growth strategy as discussed above post December 6, 2024. The growth rates are consistent with a smaller family-owned Company and our historical operations and are limited by the amount of debt banks are willing to provide via personal guarantees from the founders.

August 28, 2025

Scenario A		Scenario B
OTH proforma post IPO		OTH proforma as Dec. 6 2024
Fiscal Year Projection (1)	in 000’s	Fiscal Year Projection (2)	in 000’s
2025-2026	$201,708	2024-2025	$110,901
2026-2027	$337,494	2026-2027	$111,527
2027-2028	$453,725	2027-2028	$120,296
2028-2029	$581,802	2028-2029	$131,774
2029-2030	$730,935	2029-2030	$144,008

Notes:

(1) – The Fiscal Year in this analysis runs from October through September for each year.

(2) – The Fiscal Year in this analysis runs from December through November for each year.

Below is the timeline of the material estimates and assumptions underlying our revenue projections for each fiscal year following the IPO (Scenario A).

●	Year 1

○	The capital raised from our IPO will help double our floorplan, which will in turn double our inventory buying power. When fully utilized, we expect this expansion will significantly increase our revenues for our wholesale business. We also expect to attract and retain major brokers in key markets. We expect to triple our broker headcount, which will help with our inventory turnover and increase our brokerage revenues.
○	The IPO funding will also allow the Company to expand and rebrand the Company’s premium yacht management and services, further driving revenue.
○	We believe that the IPO will allow the Company to draw attention to the business and provide us with sufficient capital to form strategic partnerships.
○	The IPO will allow the Company to expand operations in multiple markets. We expect to initially establish major sales centers in key boating markets for the business to expand its footprint, where we believe we can drive incremental revenue.

●	Year 2

○	In year two, we expect to continue the expansion of the floorplan financing by an incremental 50%. With this additional financing, we expect to attract and retain additional brokers in key markets to assist with the turnover of the inventory, which in turn drives revenue and profit.
○	We expect to further invest in our technology by investing in our Boats and Buyers auction website which will drive incremental revenue.
○	With the additional revenue, we expect to grow our boat financing division by hiring additional loan officers, which will provide incremental revenue to the business.

●	Year 3

○	We expect to continue to expand our floorplan financing by an incremental 30%, which will allow us to continue to attract more major brokers in key markets.
○	With higher revenue and profits in the two years post IPO, the Company expects to be able to expand its footprint via key strategic partnerships in important growth markets.
○	As the size and the footprint of the business increases, the Company expects to be able to increase revenues in its existing priorities including the finance division and the auction website but also create new streams of revenue via non-conventional lending.

●	Years 4 and 5

○	The Company expects to continue its momentum in its key priorities including; 1) ensuring full utilization of its existing floorplan financing limits and obtaining more financing when fully utilized, 2) investing in, and improving the technology that drives the business including the auction website and the broker network, 3) scaling the finance division to ensure it can keep up with demand, 4) continue developing strategic partnerships and creating new streams of revenue, and 5) expanding its footprint to ensure that the Company is in every key boating market within the U.S.

In summary, the data and analysis presented in the two forecast scenarios highlight the differences in the fair market values under review. The Company maintains that the fair value of the business has increased materially following Brian John’s appointment, driven by the successful implementation of a comprehensive business transformation strategy designed to unlock shareholder value. Furthermore, the capital raised through the IPO will provide the necessary resources to scale operations effectively and achieve the Company’s long-term revenue objectives.

August 28, 2025

●	Provide additional information regarding the timeline for your planned IPO, including when and how the process began. In this regard we note your initial draft registration statement was filed on May 15, 2025, approximately five months after the date of the original stock purchase agreement.

Response: In response to Staff’s comments, please find below the timeline for the IPO and description of events leading up to the IPO.

1 – Initial Discussions

In August 2024, Brian John, the Company’s current Chief Executive Officer, initiated discussions with Jason Ruegg, the Company’s Founder, regarding the possibility of an initial public offering for the Company. Further discussions were deferred until the Stock Purchase Agreement, dated December 6, 2024 (the “December 6th Agreement”), was finalized and executed.

2 – The December 6th Agreement

Initially prepared by counsel, the December 6th agreement provided that the owners of the three Off The Hook companies (Off The Hook Yacht Sales NC, LLC, Azure Funding LLC and OTH Simon Marine YF LLC) sell and transfer 100% of their respective interests in the three Off The Hook companies to OTH Florida Acquisition Corp. for 75% of the shares of OTH Florida Acquisition Corp. (and $3 million cash). The December 6th Agreement was later revised on July 3, 2025 (the “July 3rd Agreement”) to move the closing until after the registration statement on Form S-1 was declared effective, but before the completion of the IPO.

3 - Initial filing (Draft Registration Statement, filed with the SEC on May 5th, 2025)

The Company submitted its Draft Registration Statement to the Commission on May 5, 2025. The financials for Off The Hook Florida Acquisition Corp. were included in this filing.

4 - SEC Comments (Round 1)

The Company received its first round of comments from the Commission on June 11, 2025. The Company submitted a response letter in response to these comments and filed its registration statement on Form S-1 on July 7, 2025. Off The Hook Florida Acquisition Corp was removed from the financials that accompanied this filing.

5 - July 3rd Agreement

As stated above, the Company entered into the July 3rd Agreement to move the closing until after the registration statement on Form S-1 was declared effective, but before the completion of the IPO.

6 - SEC Comments (Round 2)

The Company received its second round of comments from the Commission on June 23, 2025. The Company submitted a response letter in response to these comments and filed Amendment No. 1 to the S-1 on July 28th, 2025.

August 28, 2025

7 - SEC Comments (Round 3)

The Company received its third round of comments from the Commission on August 1, 2025. The Company submitted a response letter in response to these comments and filed Amendment No. 2 to the S-1 on August 8, 2025. Additionally, the Company engaged ValueScope, LLC to perform an independent analysis in response to Comment 1 in the Commission’s comment letter, dated August 1, 2025.

8 - SEC Comments (Round 4)

The Company received its fourth round of comments from the Commission on August 25, 2025, to which the Company is hereby submitting its response. The Company is also simultaneously filing Amendment No. 3 to the S-1.

Index to Financial Statements, page F-1

2.	Please provide updated interim financial statements and related disclosures throughout the filing as required by Rule 8-08 of Regulation S-X.

Response: We have provided interim financial statements and related disclosures throughout the S-1 as required by Rule 8-08 of Regulation S-X.

Exhibit Index, page II-2

3.	While we note the Exhibit Index has been amended to include Exhibits 10.12 and 10.13 per prior comment 14 of our letter dated June 11, 2025. Please revise to file the executed versions of the agreements or explain why you are unable to do so. In addition, we note that you indicate in the index key that some exhibits contain redacted portions. Please revise to identify which exhibits contain redactions or remove the corresponding symbol from the key.

Response: We have re-filed the executed Exhibits 10.12 and 10.13. We have revised to identify which exhibits contain redactions.

Thank you for the opportunity to respond to your comment on the Registration Statement. If you have additional questions or comments, please contact me at bj@offthehookys.com or 561-599-0080.

Very truly yours,

/s/ Brian John

Chief Executive Officer

Off The Hook YS Inc.

1701 Jel Wade Dr.

Wilmington, NC 28401